Exhibit 8.3
June 23, 2008

Rio Tinto Limited 120 Collins Street Melbourne Vic 3000	Rio Tinto Finance (USA) Limited 120 Collins Street Melbourne Vic 3000
Dear Sirs
Rio Tinto Finance (USA) Limited
We have acted as Australian Counsel to Rio Tinto Limited (Rio Tinto) and Rio Tinto Finance (USA) Limited (the Company) in connection with the offering by the Company of guaranteed debt securities (the Securities) from time to time in accordance with the registration statement filed by the Company, Rio Tinto Limited and Rio Tinto plc on June 23, 2008 (the Registration Statement).
We hereby confirm that, in our opinion, the statements set forth under the heading ‘Australian Taxation’ in the registration statement concerning the principal Australian tax consequences generally applicable to a holder of the Securities who is a resident of the United States and not a resident of Australia for tax purposes are a fair and accurate summary of the matters therein discussed.
Our opinion is limited to matters of Australian tax law. We express no opinion as to any other matters. Our opinion is based upon Australian tax law as at the date of this letter and the description of the Securities contained in the Registration Statement.
We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading ‘Australian Taxation’ in the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Yours faithfully
/s/ Allens Arthur Robinson
Allens Arthur Robinson